EFES

04035191

File: 082-04144

June 24, 2004

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 23 2004
WASH. DC 181 SECTION

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 1Q 2004 Consolidated Interim Financial Statements as of and for the period ending March 31, 2004 which were reviewed by the independent auditors in accordance with the requirements of International Financial Reporting Standards (formerly referred to as the International Accounting Standards).

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No: 1 Kartal 34870 İstanbul
Tel : (0 216) 586 80 00 Faks: (0 216) 306 25 17

FOR GENERAL RELEASE TO THE PUBLIC
June 23, 2004

File: 082-04144

Anadolu Efes Has Released Its 1Q 2004 Financial Results
In Accordance With IFRS

PROFITABLE GROWTH CONTINUES IN 1Q 2004

Total Beer Sales Volume


38%
268
194
Million liters
1Q 2003
1Q 2004

- **Consolidated Revenues are at 183 million USD in 1Q 2004**
  - Turkey Beer at 100 million USD
  - International Beer at 69 million USD
  - International Coca-Cola at 15 million USD

Total Soft Drinks Sales Volume


25%
58
46
million unit case
1Q 2003
1Q 2004

- **Consolidated COP at 46 million USD**
  - Turkey Beer at 35 million USD
  - International Beer at 11 million USD
  - International Coca-Cola at 2 million USD

- **Consolidated Net Income of 16.4 million USD**

- **Coca-Cola İçecek** (Turkish Coca-Cola Bottling Business accounted for on equity basis)
  - Revenue of 128.5 million USD
  - COP of 16 million USD

Efes Beverage Group


EBG IS RUNNING OVER BORDERS

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), listed in the Istanbul Stock Exchange (AEFES.IS), is the holding company of Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed. The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries and affiliates that produce and market beer, malt, soft drinks across a geography including Turkey, Russia, the CIS countries and Southeast Europe. The Group operates with 14 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 10 countries and has an annual brewing capacity of around 1.9 billion liters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of 420 million unit cases per year.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Consolidation Principles



• The audited consolidated financial statements of Anadolu Efes as of and for the period ended at 31.03.2004 prepared in accordance with International Financial Reporting Standards ("IFRS") also includes the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies). 31.03.2004 is the first interim period where Capital Market Board requires the issue of financial statements prepared in accordance with IFRS. Therefore the financial results for 1Q 2004 are not presented in comparision with 1Q 2003.

• The consolidation is composed of Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Sınai (Efes Invest - international Coca-Cola operations), Efes Breweries International (international beer operations).

• The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

• Coca-Cola İçecek ("CCI"), in which Anadolu Efes holds a 33.3% stake is accounted for by using the equity method based on CCI's IFRS financial statements, including IAS 29. A brief summary of the IFRS financial statements of CCI is also presented as an attachment of this announcement.

• Alternatifbank, majority stakes owned by the parent Anadolu Group in which Anadolu Efes has 7.5% share (indirect), is carried with its market value as an investment.

Consolidated Results (Anadolu Efes)

Revenue Breakdown


Int. Beer 37%
Int. Coke 8%
Turkey Beer 55%

• As of 1Q 2004 our consolidated total beer sales volume reached 268 million liters growing by 38% vs 1Q 2003. Excluding the sales volumes of the breweries in Ufa-Russia and Panchevo-Serbia, which were acquired in 2H2003, the organic growth rate was very strong at 17%.

• Our total soft drinks volume including the Turkish Coca-Cola operations grew by 25% reaching 58 million unit cases in 1Q2004.

• *Successful sales growth in all business segments led consolidated sales revenues to reach 183 million USD.*

• **Margins were enhanced in all our operating segments in 1Q 2004 vs. last year same period.**

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Consolidated Results (Anadolu Efes) (cont.)

•Consolidated operating profit was 22 million USD in 1Q 2004 whereas COP was at 46.2 million USD.

•Consolidated net profit was realized at 16.4 million USD in 1Q 2004 and the consolidated net financial debt further decreased to 71 million USD.

Turkey Beer Results


EFES
Pilsen


Beer Sales Volume
Million liters
125
10%
138
1Q 2003
1Q 2004

• The growth of the domestic beer sales volume of our Turkish beer operations further accelerated in 1Q 2004 to 8% and reached 131 million liters. Together with the export volumes, which grew by 59%, total sales volume of our Turkish beer operations reached 138 million liters in 1Q2004, posting an increase of 10% over 125 million liters in 1Q2003.

• Successful sales and marketing strategies driven volume growth that led to sales revenues of 100 million USD while better economies of scale and effective cost management resulted in operating profit of 29 million USD and COP of 35 million USD.

•Our net income reached 22 million USD in 1Q 2004.

• Net financial debt, on the other hand, turned into a net positive cash level of 16 million USD in 1Q 2004 vs. 85 million USD in 1Q 2003.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

International Beer Results
(Efes Breweries International)

Beer Sales Volume


Million liters
90%
130
68
1Q 2003
1Q 2004

Sales Volume Breakdown


Kazakh 7%
Ukraine 1%
Romania 5%
Moldova 12%
Serbia 4%
Russia 71%

Based on combined sales volume of EBI

Revenue Breakdown


Romania 7%
Kazakh 6%
Ukraine 0%
Moldova 7%
Serbia 3%
Russia 77%

Based on combined sales revenues of EBI

• Our brewing operations in Southeast Europe, Russia and Central Asia are managed by Netherlands based Efes Breweries International ("EBI"), an 85% subsidiary of Anadolu Efes .

•EBI currently owns and operates 9 breweries and 2 malteries with a total annual capacity of 10 million hectoliters of beer and 50,000 tons of malt.

• Volume performance in our international beer operations gained further momentum in 1Q2004. EBI sold 130 million liters in 1Q2004 growing by 90% over a base of 68 million liters in 1Q2003. Consequently, the share of international beer volumes, including Turkey originated exports, which was 38% of our total beer sales volume in 1Q2003, increased to 51% in 1Q2004. Excluding the sales volumes of the breweries in Ufa-Russia and Panchevo-Serbia, which were acquired in 2H2003, the organic growth rate reached 30%.

•In our Russian beer operations, constituting 71% of our international beer operations by volume, we posted 127% total sales volume growth versus 1Q2003. Excluding the sales volume of our newly acquired Amstar Brewery in Ufa, the organic growth rate was 39%.

•Our successful beer operation in Kazakhstan delivered 7% of the total international beer sales volume in 1Q2004 where we posted 28% volume growth versus 1Q2003.

•Our operation in Moldova, acquired in 2003, accounted for 12% of the total international beer sales volume. We are leading the Moldovan beer market where our sales volume grew by 39% in 1Q2004.

•Our newly acquired brewery in Serbia and "Interbrew Efes Brewery", our 50%-50% joint venture with Interbrew in Romania, accounted for 4% and 5% of the total international beer sales volume in 1Q2004, respectively.

• Sales revenues were at 69 million USD, where operating profit and COP were 2.3 million USD and 10.6 billion USD respectively in 1Q 2004.

• Net profit of 3 million USD was realized in 1Q 2004.

• Net financial debt was at 88 million USD in 1Q 2004.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

International Coca-Cola Results

EFES INVEST

Sales Volume Breakdown


ACCB
28%
CCBB
11%
CCAB
61%

• Our International Coca-Cola operations are conducted by **Efes Sınai Yatırım Holding A.Ş. ("Efes Invest")** which is a 52% subsidiary of Anadolu Efes. Efes Invest (EFES.IS) is listed both in Istanbul and London Stock Exchanges (EFEZ). Efes Invest owns and operates 3 Coca-Cola franchises in Kazakhstan (CCAB), Azerbaijan (ACCB) and Kyrgyzstan (CCBB), in addition to Turkmenistan where the company is the largest shareholder, with an annual bottling capacity of 43 million unit cases.

• The total sales volume in our Kazakhstan, Azerbaijan and Kyrgyzstan franchises, which are fully consolidated in Efes Invest's operations, reached 6.3 million unit cases in 1Q 2004, representing an increase of 54% from 4.1 million unit cases in 1Q 2003.

• Consolidated Net Sales Revenue increased to 15.0 million USD in 1Q 2004 resulting in an increase of the Gross Profit to 4.5 million USD.

•In 1Q 2004, for the first time an Operating Profit of 1.2 million USD is generated when compared to first quarters of previous years.

•Consequently a COP level of 2.3 million USD and net profit of 1.0 million USD is achieved.

CCI Results

Coca-Cola İçecek

Sales Volume


Million unit case
22%
42
51
1Q 2003
1Q 2004

•**Coca-Cola İçecek A.Ş. ("CCI")** is the largest bottler and the distributor, by volume, of non-alcoholic commercial beverages in Turkey. Anadolu Efes is the largest local shareholder of CCI with 33% stake, which delivered a very strong sales volume growth in 1Q2004 at 22%, reaching 51 million unit cases over a base of 42 million unit cases in 1Q2003.

• **Net Sales revenues** of CCI in 1Q 2004 was 128.5 million USD.

• **COP** of 16 million USD and operating profit of 6 million USD were attained in 1Q 2004.

• **Net financial debt** of CCI was 60 million USD in 1Q 2004.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ANADOLU EFES (Efes Beverage Group)
AUDITED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with IFRS
for the period ended 31.03.2004 (million USD)

	1Q 2004
NET SALES	**182.8**
COST OF SALES	(85.6)
GROSS PROFIT	**97.3**
OPERATING EXPENSES	(75.6)
OPERATING PROFIT	**21.7**
Income/(expense) from associates	1.2
Financial income/(expense),net	1.3
Foreign Exchange Gain/(Loss), net	4.2
Monetary Gain/(Loss), net	1.8
PROFIT before tax and Minority Interest	**30.1**
INCOME TAX	(12.5)
NET PROFIT before Minority Interest	**17.6**
Minority Interest	(1.3)
NET PROFIT	**16.4**
CASH OPERATING PROFIT (COP)	**46.2**
EBITDA	**48.4**

Note 1: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 2: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 7.5% in 2003 is carried with its market value as an investment.

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 4: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 5: EBITDA is earnings before interest, tax, depreciation and amortization, including income/(expense) from associates

Note 6: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ANADOLU EFES (Efes Beverage Group)
AUDITED CONSOLIDATED BALANCE SHEET as of 31.03.2004 (million USD)
Prepared in accordance with IFRS

	1Q 2004		1Q 2004
CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	111,9	SHORT-TERM LOANS	81,5
TRADE RECEIVABLES, net	102,8	CURRENT PORTION OF LONG-TERM DEBT (Including lease obligations)	32,5
DUE FROM RELATED PARTIES	28,8	TRADE AND OTHER PAYABLES	126,6
INVENTORIES	106,3	DUE TO RELATED PARTIES	12,1
OTHER CURRENT ASSETS	27,3	INCOME TAX PAYABLE	7,6
TOTAL CURRENT ASSETS	**377,1**	PROVISIONS	0,3
INVESTMENT IN ASSOCIATES	121,9	**TOTAL CURRENT LIABILITIES**	**260,6**
INVESTMENT IN SECURITIES	16,3	LONG-TERM DEBT – (net of current portion and including lease obligations)	69,0
PROPERTY,PLANT,EQUIPMENT, net	536,1	EMPLOYEE TERMINATION BENEFITS	12,3
INTANGIBLE ASSETS	5,1	DEFERRED TAX LIABILITY	29,0
GOODWILL	179,0	OTHER NON-CURRENT LIABILITIES	38,6
DEFERRED TAX ASSET	4,5	**TOTAL NON-CURRENT LIABILITIES**	**148,9**
OTHER NON-CURRENT ASSETS	14,3	MINORITY INTEREST	115,9
TOTAL NON-CURRENT ASSETS	**877,2**	**TOTAL EQUITY**	**729,0**
TOTAL ASSETS	**1.254,3**	**TOTAL LIABILITIES & S.HOLDERS EQUITY**	**1.254,3**

Note 1: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 2: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 7.5% in 2003 is carried with its market value as an investment.

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolida

Note 4: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

TURKISH BEER OPERATIONS
SUMMARY INCOME STATEMENT
for the period ended 31.03.2004 (m USD)
Prepared in accordance with IFRS

	1Q 2004
Volume (m lt)	**137,8**
Net Sales	**99,9**
Gross Profit	**60,6**
Operating Profit	**28,6**
Financial Income/(Expense), net	2,1
Foreign Exchange Gain/(Loss),net	1,4
Monetary Gain/(Loss), net	1,0
Profit before tax and Minority Interest	**33,1**
Income Tax	(11,4)
Net Profit before Minority Interest	**21,8**
Minority Interest	-
Net Profit	**21,8**
CASH OPERATING PROFIT (COP)	**34,9**
EBITDA	**41,6**

Note 1: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Note 2: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 3: EBITDA is earnings before interest, tax, depriciatiion and amortization, including income/(expense) from associates

Note 4: EBG headquarter expenses that are classified under "Operating Expenses" in the consolidated financial statements of the EBG are reclassified under "Other Expenses" in the results of the domestic beer operations.

TURKISH BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 31.03.2004 (m USD)
Prepared in accordance with IFRS

	1Q 2004
Cash, cash equivalents and marketable securities	75,8
Trade receivables, net	75,9
Inventories	51,9
Total current assets	**244,7**
Investments in associates	526,3
Property, plant and equipment, net	204,5
Investment in securities	14,7
Total non-current assets	**759,7**
Trade payables	22,5
Short-term borrowings (including current portion of long-term debt and lease obligations)	54,1
Total current liabilities	**138,6**
Long-term debt - (net of current portion and including lease obligations)	5,3
Total non-current liabilities	**68,5**
Minority Interests	-
Shareholder's Equity	**797,2**
Total Assets	**1.004,4**

Note 1: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL BEER OPERATIONS
SUMMARY INCOME STATEMENT
for the period ended 31.03.2004 (m USD)
Prepared in accordance with IFRS

	1Q 2004
Volume (m lt)	**130,4**
Net Sales	**68,5**
Gross Profit	**31,7**
Operating Profit	**2,3**
Financial Income/(Expense), net	(0,9)
Foreign Exchange Gain/(Loss), net	2,0
Other Income/(Expense), net	0,4
Monetary Gain/(Loss) - net	-
Profit before tax and Minority Interest	**3,9**
Income Tax	(0,7)
Net Profit before Minority Interest	**3,3**
Minority Interest	(0,2)
Net Profit	**3,0**
CASH OPERATING PROFIT (COP)	**10,6**
EBITDA	**12,0**

Note 1: Cash Operating Profit ("COP") comprises of operating profit, depreciation and other relevant non-cash items up to operating profit.

Note 2: EBITDA is earnings before interest, tax, depreciation and amortization, including income/(expense) from associates

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 4: Figures for Efes Breweries International are obtained from the financial statements which were reviewed by independent auditors in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 31.03.2004 (m USD)
Prepared in accordance with IFRS

	1Q 2004
Cash, cash equivalents and marketable securities	30,1
Trade receivables, net	21,5
Inventories	44,6
Total current assets	**117,5**
Intangible assets	66,0
Property, plant and equipment, net	280,0
Other non-current assets	2,2
Total non-current assets	**353,3**
Trade payables	24,6
Short-term borrowings *(including current portion of long-term debt and lease obligations)*	51,6
Total current liabilities	**109,5**
Long-term debt - (net of current portion and including lease obligations)	66,5
Total non-current liabilities	**78,9**
Minority Interests	55,6
Shareholder's Equity	**226,7**
Total Assets	**470,8**

Note 1: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 2: Figures for Efes Breweries International are obtained from the financial statements which were reviewed by independent auditors in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL COCA-COLA OPERATIONS
SUMMARY INCOME STATEMENT

for the period ended 31.03.2004 (m USD)
Prepared in accordance with IFRS

	1Q 2004
Volume (m U/C)	**6,3**
Net Sales	**15,0**
Gross Profit	**4,5**
Operating Profit/(Loss)	**1,2**
Financial Income/(Expense), net	-
Translation Gain/(Loss), net	0,4
Gain/(Loss) from investment in associates	0,0
Profit/(Loss) before Tax and Minority Interest	**1,6**
Income Tax	(0,5)
Net Profit/(Loss) before Minority Interest	**1,1**
Minority Interest	(0,1)
Net Profit/(Loss)	**1,0**
CASH OPERATING PROFIT (COP)	**2,3**
EBITDA	**2,3**

Note 1: Sales volumes include carbonated and non-carbonated non-alcoholic beverages as well as other distributed products.

Note 2: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 3: EBITDA is earnings before interest, tax, depreciation and amortization, including income/(expense) from associates

Note 4: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 5: Figures for Efes Invest are obtained from the financial statements which were reviewed by independent auditors in accordance with IFRS.

INTERNATIONAL COCA-COLA OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

as of 31.03.2004 (m USD)
Prepared in accordance with IFRS

	1Q 2004
Cash, cash equivalents and marketable securities	3,3
Trade receivables, net	3,6
Inventories	10,0
Total current assets	**22,4**
Property, plant and equipment, net	50,9
Goodwill, net	1,4
Investment in associates	2,6
Total non-current assets	**61,5**
Trade payables	7,2
Short-term borrowings *(including current portion of long-term debt)*	9,2
Total current liabilities	**26,3**
Long-term debt, net of current portion	4,9
Total non-current liabilities	**9,2**
Minority Interests	5,3
Shareholder's Equity	**43,2**
Total Assets	**83,9**

Note 1: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 2: Figures for Efes Invest are obtained from the financial statements which were reviewed by independent auditors in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

SUMMARY FINANCIALS of COCA-COLA İÇECEK (CCI)

As of and for the period 31.03.2004 (Million USD)

Prepared in accordance with IFRS

	1Q 2004
Sales Volume (million unit cases)	51,2
Net Sales	128,5
Net Income	3,7
CASH OPERATING PROFIT (COP)	16,4
EBITDA	13,4

Shareholder's Equity	357,9
Total Assets	549,6
Net Financial Debt	60,3

Note 1: Cash Operating Profit ("COP") comprises of operating profit (excluding other operating income), depreciation and other relevant non-cash items up to operating profit.

Note 2: EBITDA is earnings before interest, tax, depreciation and amortization, including income/(expense) from associates

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES

File: 082-04144

June 24, 2004

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C. 181 SECTION

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the 1Q 2004 Consolidated Interim Financial Statements as of March 31, 2004 Together With Independent Auditors' Review Report prepared in accordance with the requirements of International Financial Reporting Standards (formerly referred to as the International Accounting Standards).

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU EFES BIRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No: 1 Kartal 34870 İstanbul
Tel : (0 216) 586 80 00 Faks: (0 216) 306 25 17

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and its Subsidiaries

Consolidated
Interim Financial Statements
As of March 31, 2004
Together With Independent Auditors' Review Report

TABLE OF CONTENTS

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

INDEPENDENT AUDITORS' REVIEW REPORT

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

We have reviewed the accompanying consolidated interim balance sheet of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (The Company) and its subsidiaries (together referred to as the Group) as of March 31, 2004 and the related consolidated income, changes in equity and cash flow statements for the three-month period then ended. We did not review the financial statements of Interbrew Efes Brewery S.A. (Interbrew Efes – a jointly controlled entity incorporated in Romania) and Efes Vitanta Moldovia Brewery S.A. (Efes Vitanta - a wholly owned subsidiary incorporated in Moldovia) which statements reflect total assets and revenues constituting 4 percent and 2 percent, respectively, of the related consolidated totals. Those statements were reviewed by other auditors whose reports have been furnished to us, and our review, insofar as it relates to the amounts included for Interbrew Efes and Efes Vitanta are based solely upon the reports of the other auditors. These consolidated interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report an on these consolidated interim financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

March 31, 2004 is the first three-month interim period that the Group prepared its financial statements in accordance with International Financial Reporting Standards. Therefore, the accompanying consolidated income, changes in shareholders' equity and cash flow statements were not presented comparatively with those of the same period of the preceding year.

Based on our review, except for the matter discussed in the third paragraph above, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements as of and for the three-month period ended March 31, 2004 are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards.

Ernst & Young

June 17, 2004
İstanbul, Turkey

CONSOLIDATED INTERIM BALANCE SHEET
As at March 31, 2004

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, thousands of US Dollars (USD) – Note 2)

	Notes	March 31, 2004		December 31, 2003
		TL	USD	
ASSETS				
Current assets				
Cash and cash equivalents		143,373,463	109,338	124,858,247
Marketable securities		3,325,755	2,536	3,622,413
Trade receivables, net	14	134,854,702	102,842	111,010,360
Due from related parties	9	37,798,111	28,825	40,079,105
Inventories, net	13	139,417,945	106,322	138,386,834
Prepayments and other current assets		35,736,397	27,253	42,254,958
Total current assets		494,506,373	377,116	460,211,917
Investment in associates	5	159,865,083	121,915	170,355,790
Property plant and equipment, net	7	702,915,720	536,051	748,619,130
Goodwill, net		234,717,529	178,998	248,058,133
Intangible assets, net	8	6,722,890	5,127	7,107,075
Investment in securities	6	21,404,787	16,324	17,550,849
Prepayments and other non-current assets		18,745,769	14,294	27,933,038
Deferred tax asset		5,877,406	4,482	6,875,604
Total non-current assets		1,150,249,184	877,191	1,226,499,619
Total assets		1,644,755,557	1,254,307	1,686,711,536
LIABILITIES AND EQUITY				
Current liabilities				
Short-term borrowings	10	106,920,861	81,539	127,588,088
Current portion of long-term borrowings	10	42,552,909	32,451	41,019,947
Trade and other payables		165,952,807	126,558	139,366,082
Due to related parties	9	15,835,414	12,076	8,593,171
Income tax payable		9,954,155	7,591	1,783,787
Provisions		441,903	337	885,992
Total current liabilities		341,658,049	260,552	319,237,067
Non-current liabilities				
Long-term borrowings – net of current portion	10	90,501,206	69,017	117,320,157
Employee termination benefits		16,139,182	12,308	15,802,454
Deferred tax liability		37,997,129	28,977	40,644,367
Other non-current liabilities		50,606,812	38,593	58,939,359
Total non-current liabilities		195,244,329	148,895	232,706,337
Minority interests		151,937,229	115,869	166,937,348
Equity				
Issued capital	3	364,886,816	278,266	364,886,816
Currency translation differences		(104,726,079)	(79,865)	(71,357,562)
Legal reserves and accumulated profits		695,755,213	530,590	674,301,530
Total equity		955,915,950	728,991	967,830,784
Total liabilities and equity		1,644,755,557	1,254,307	1,686,711,536

The accompanying selected explanatory notes on pages 6 through 16 form an integral part of the unaudited consolidated interim financial statements. The unaudited consolidated interim financial statements as of and for the three-month period ended March 31, 2004 are reviewed by the independent auditors, and their review report is presented in the first page.

CONSOLIDATED INTERIM INCOME STATEMENT
For the three-month period ended March 31, 2004
(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, thousands of US Dollars (USD) – Note 2)

	Notes	March 31, 2004	
		TL	USD
Sales		239,764,681	182,847
Cost of sales		(112,218,425)	(85,579)
Gross profit		127,546,256	97,268
Distribution and selling expenses		(66,513,746)	(50,724)
General and administration expenses		(36,759,317)	(28,033)
Other operating income, net		4,136,640	3,155
Profit from operations		28,409,833	21,666
Income from associates	5	1,633,145	1,245
Financial income - net		1,652,789	1,260
Foreign exchange gain – net		5,515,536	4,207
Monetary gain		2,299,937	1,754
Income before tax		39,511,240	30,132
Income tax		(16,416,319)	(12,519)
Income from ordinary activities		23,094,921	17,613
Minority interest		(1,641,238)	(1,252)
Net income		21,453,683	16,361
Earnings per share (full TL and USD)			
Basic, diluted (112,867,818,000 shares)		190	0.0001

The accompanying selected explanatory notes on pages 6 through 16 form an integral part of the unaudited consolidated interim financial statements. The unaudited consolidated interim financial statements as of and for the three-month period ended March 31, 2004 are reviewed by the independent auditors, and their review report is presented in the first page.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the three-month period ended March 31, 2004
(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, thousands of US Dollars (USD) – Note 2)

	Issued Capital		Currency Translation Differences		Legal Reserves and Accumulated Profit		Total	
	TL	USD	TL	USD	TL	USD	TL	USD
At January 1, 2004	364,886,816	278,266	(71,357,562)	(54,418)	674,301,530	514,229	967,830,784	738,077
Currency translation differences	-	-	(33,368,517)	(25,447)	-	-	(33,368,517)	(25,447)
Net income for the year	-	-	-	-	21,453,683	16,361	21,453,683	16,361
At March 31, 2004	364,886,816	278,266	(104,726,079)	(79,865)	695,755,213	530,590	955,915,950	728,991

The accompanying selected explanatory notes on pages 6 through 16 form an integral part of the unaudited consolidated interim financial statements. The unaudited consolidated interim financial statements as of and for the three-month period ended March 31, 2004 are reviewed by the independent auditors, and their review report is presented in the first page.

CONSOLIDATED INTERIM CASH FLOW STATEMENT
For the three-month period ended March 31, 2004
(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, thousands of US Dollars (USD) – Note 2)

	Notes	March 31, 2004	
		TL	USD
Cash flows from operating activities			
Net profit before income tax, minority interest and monetary gain		37,211,303	28,378
Adjustments for:			
Depreciation and amortization (including amortization of goodwill)		32,840,695	25,045
Loss on sale of fixed assets		213,791	163
Provision for employee termination benefits		1,651,037	1,259
Foreign exchange gain raised from loans		(6,144,399)	(4,686)
Interest expense		2,907,303	2,217
Equity in income of associates	5	(1,633,145)	(1,245)
Impairment loss in property, plant, and equipment	7	371,527	283
Valuation income in investments in securities	6	(3,203,405)	(2,443)
Reversal of provision for the impairment in investments in securities		(24,914)	(19)
Other income/ (expense)		830,307	633
Operating profit before changes in operating assets and liabilities		65,020,100	49,585
Increase in trade receivables and due from related parties, net		(31,369,682)	(23,923)
Increase in inventories, net		(1,031,111)	(786)
Decrease in other current assets		4,014,472	3,061
Change in other non-current assets, liabilities, and provisions, net		216,955	165
Increase in trade payables and due to related parties, net		44,905,080	34,245
Taxes paid		(7,279,430)	(5,551)
Net cash provided by operating activities		74,476,385	56,796
Cash flows from investing activities:			
Purchase of property, plant and equipment	7	(32,193,246)	(24,551)
Proceed from sale of property, plant and equipment		2,457,291	1,874
Purchase of intangible assets	8	(472,756)	(361)
Proceed from the sale of intangible assets		32,220	25
Dividend received from investment in associates		11,665,815	8,896
Net cash used in investing activities		(18,510,676)	(14,116)
Cash flows from financing activities:			
Proceeds from short-term and long-term debt	10	13,486,656	10,285
Repayment of short-term and long-term debt	10	(31,413,790)	(23,956)
Interest paid	10	(1,216,398)	(928)
Net cash used in financing activities		(19,143,532)	(14,599)
Currency translation differences		(11,826,103)	(9,019)
Net increase in cash and cash equivalents		36,822,176	28,081
Monetary loss on cash and cash transactions		(6,777,516)	(5,169)
Cash and cash equivalents at the beginning of the period		128,480,660	97,981
Cash and cash equivalents at the end of the period		146,699,218	111,874

The accompanying selected explanatory notes on pages 6 through 16 form an integral part of the unaudited consolidated interim financial statements. The unaudited consolidated interim financial statements as of and for the three-month period ended March 31, 2004 are reviewed by the independent auditors, and their review report is presented in the first page.

1. CORPORATE INFORMATION

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation – Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange. The registered office address of the Anadolu Efes is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No:5 Bahçelievler- İstanbul.

The Group consists of the Company and its subsidiaries.

The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

Nature of Activities of the Company/Group

The operations of Anadolu Efes and its subsidiaries (the Group) consist of production of beer under a number of trademarks and bottling of soft drinks under Coca-Cola trademark and production and marketing of some other local trademarks. The Group own and operate fourteen beer factories (five in Turkey and nine in other countries), three malt production facilities (two in Turkey and one in Kazakhstan) and three Coca-Cola bottling plants (in other countries). The Group has a joint control over a brewery in Romania. The Group also has minority stake and management control over a bottling plant in Turkmenistan and a malt production facility in Russia. In addition, the Group is also the main local minority shareholder of Coca Cola İçecek A.Ş. (CCI) that operates in production of soft drinks with Coca-Cola trademarked beverages in Turkey.

As of March 31, 2004, there is no change in the composition of subsidiaries and respective shareholding and voting rights included in the consolidated financial statements of December 31, 2003.

Environments and Economic Conditions of Foreign Subsidiaries

The countries, in which certain consolidated subsidiaries are operating, have undergone substantial, political and economical changes in the recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

Seasonality of operations

Beer and carbonated soft drinks consumption is seasonal, typically resulting in higher demand during the summer season and accordingly lower profitability and turnover during the first half of the year. The figures for the first quarter include the effects of the seasonal variations. The results of business operations for the first three months up to March 31, 2004 do not necessarily constitute an indicator for the results to be expected for the overall fiscal year.

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the preparation of financial statements of the Group, the same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements.

Convenience Translation of Consolidated Financial Statements to U.S. Dollars

U.S. dollars (USD) amounts shown in the unaudited consolidated interim financial statements have been included solely for the convenience of the reader and are translated from TL, as a matter of arithmetic computation only, at the official TL exchange rate ("Official Exchange Rate") for purchases of USD announced by the Central Bank of the Republic of Turkey on March 31, 2004 of TL1,311,286 (full) = USD 1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USD at this or any other rate.

Reclassification on 2003 Financials

The Group has made certain reclassifications between short-term trade and other payables and other long-term liabilities amounting to TL 39,570 billion in the unaudited consolidated financial statements as of December 31, 2003 to be consistent with current period presentation.

3. ISSUED CAPITAL

	March 31, 2004	December 31, 2003
(Based on historical value) nominal		
Common share TL 1,000, nominal value		
Authorized capital ceiling	**200,000,000**	200,000,000
Issued capital	**112,876,818**	112,876,818
Restated issued capital	**364,886,816**	364,886,816

As of March 31, 2004 and December 31, 2003, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	March 31, 2004		December 31, 2003	
	Amount	%	Amount	%
Yazıcılar Holding A.Ş. (Yazıcılar A.Ş.)	**33,600,943**	**29.77**	33,600,943	29.77
Özilhan A.Ş.	**19,533,077**	**17.30**	19,533,077	17.30
Anadolu Endüstri Holding A.Ş. (AEH)	**8,852,541**	**7.84**	8,852,541	7.84
Publicly traded and other	**50,890,257**	**45.09**	50,890,257	45.09
Share capital on historical basis	**112,876,818**	**100.00**	112,876,818	100.00
Restatement effect	**252,009,998**		252,009,998	
Total restated issued capital	**364,886,816**		364,886,816	

Share capital in the unaudited consolidated balance sheet represents cash contributions to share capital restated in equivalent purchasing power at March 31, 2004.

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

4. COMMITMENTS AND CONTINGENCIES

Anadolu Efes, Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa/ a subsidiary) and Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes/ a subsidiary)

a) The Company is entitled to benefit from its rights arising from investment allowance as long as regulatory requirements are fulfilled.

b) As of March 31, 2004, the commitments that are not included in the liabilities, consists of letter of guarantees given to banks, suppliers and customs offices amounts to TL 7,556,835 (December 31, 2003 – TL 7,585,255).

c) With respect to the allocation of the 15% of the increased capital of Efes Breweries International N.V. (EBI – a subsidiary) to international corporate investors in 2002 and 2003, a put option has been granted to the international corporate investors by Ef-Pa. The put option may be exercisable if an Initial Public Offering of EBI on a prominent European Stock Exchange, with a value generating minimum 7% compounded annual return on the aggregate investment amounts made by the investors in EBI does not take place at any time prior to the 28th month after the international corporate investors become a shareholder of EBI. The put option may be exercisable within three consecutive months commencing on the 28th month after the international corporate investors become a shareholder of EBI. By such put option, the international corporate investors are entitled to sell all EBI's shares owned by them to Ef-Pa, that would generate a compounded annual return of 7% on the aggregate investment amounts made by the investors in EBI.

d) In relation to financing the new brewery constructed in Almaty by CJSC Efes Karaganda Brewery (Efes Karaganda) (a subsidiary), Efes Karaganda has obtained a loan from the EBRD and EBI has committed to support the completion of the related project together with the Company. The referred commitment is not related to reimbursement of the related loans, but only on completion of the project. The upper limit for the commitment is USD 9.5 million. Currently, the technical investment in the plant in Almaty has been completed and it is under operation.

e) In relation with the borrowing obtained from EBRD for the acquisition of Amstar by ZAO Moscow-Efes Brewery (Efes Moscow) (a subsidiary), the Group has a commitment amounting up to USD 7.5 million to meet the working capital need of Efes Moscow.

EBI and its Subsidiaries

Put options

A put option has been granted to Invesco Funds, which is related to Efes Ukraine's (a subsidiary) minority shareholder, by EBI, that may be exercisable between the 3rd and the 10th anniversary of the re-structuring date of Efes Ukraine's share capital. By such put option, Invesco Funds will be entitled to sell its Efes Ukraine shares (such shares which will be owned by Invesco Funds at the time such option becomes exercisable) to EBI at an option price, which will be determined by an independent investment bank.

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent investment bank.

A put option has been granted to Amsterdam Breweries International B.V. by EBI that may be exercisable between the 2nd and the 4th anniversary of the registration date of Efes Moscow as the owner of Amstar. By such put option, Amsterdam Breweries International B.V. will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent investment bank.

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

4. COMMITMENTS AND CONTINGENCIES (continued)

Tax and legal matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

Management believes that all applicable taxes have been paid or accrued and the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

Efes Sınai Yatırım Holding A.Ş. (Efes Sınai – a subsidiary)

Pledges

Related to the credit line issued by Demirbank Kazakhstan (as per the General Credit Line Agreement #12 dated October 14, 1999) to J.V. Coca Cola Almaty Bottlers Limited Liability Partnership (Almaty CC – a subsidiary), there is a pledge agreement with Demirbank Kazakhstan on Almaty CC's inventories amounting to TL 2,622,572.

As of March 31, 2004, certain items of property, plant and equipment of Almaty CC with a total net book value of TL 2,453,416 were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A.

There is an arrangement to pledge assets of Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC- a subsidiary) in connection with the debt to Varoise De Concentres S.A. amounting to TL 4,508,201 on property, plant and equipment.

Share Purchase

As of March 31, 2004 Efes Invest Holland BV (Efes Holland – a subsidiary) has a commitment to buy further 0.93% of ownership of the existing subsidiary Almaty CC from a third party for a consideration of TL 407,810.

Commitments Regarding Capital Expenditures

As of March 31, 2004, Almaty CC has US dollar denominated commitments for the purchase of coolers totaling TL 288,483.

Lease Obligations

The Group rents warehouse space in Almaty and in other cities in the Republic of Kazakhstan under operating leases. The Group's annual commitments under non-cancelable operating leases were 283,238 TL at March 31, 2004.

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

4. COMMITMENTS AND CONTINGENCIES (continued)

Tax

As of March 31, 2004, Coca Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC – a subsidiary) had cumulative loss carry forwards of TL 7,966,062. The losses carried forward in Kyrgyzstan expire for tax purposes in five years from the date they are incurred.

During 2003, CC Bishkek had gone through a tax audit. Based on the results of this tax audit, the tax authorities assessed additional taxes and related penalties, amounting to approximately TL 655,643. CC Bishkek recorded a provision for this assessment amounting to TL 441,903 as of March 31, 2004, as well as making the payment of the corresponding penalties in the amount of TL 9,179 during the three-month period ended March 31, 2004. Management believes that CC Bishkek will be able to defend its tax position for the balance of TL 204,561. Accordingly, this balance has not been provided in the consolidated financial statements as of March 31, 2004.

5. INVESTMENTS IN ASSOCIATES

			March 31, 2004		
Entity	Principle Activities	Country of Business	Carrying Value	Effective Interest (%)	Group's share of income
CCI	Production of soft drinks with Coca-Cola trademarked beverages in Turkey.	Turkey	**156,401,977**	**33.33**	**1,599,052**
Turkmenistan Coca-Cola Bottlers Ltd. (Turkmenistan CC)	Importing, bottling, distribution and selling of Coca-Cola products	Turkmenistan	**3,463,106**	**17.25**	**34,093**
Total			**159,865,083**		**1,633,145**

6. INVESTMENTS IN SECURITIES

	Participation Percentage (%)		Participation Amount	
	March 31, 2004	December 31, 2003	**March 31, 2004**	December 31, 2003
Alternatifbank	**7.46**	7.46	**14,983,910**	11,780,505
ZAO Mutena Maltery (Mutena Maltery)	**18.29**	18.29	**4,712,425**	3,972,235
ACCB Limited Liability Partnership (ACCB)	**51.88**	51.88	**721,207**	817,610
Coca Cola Kuban Bottlers A.O. (Kuban)	**51.88**	51.88	**491,732**	557,461
Others			**1,050,187**	1,080,099
Less: impairment provision for ACCB and Kuban			**(554,674)**	(657,061)
Total available-for-sale investments – non-current			**21,404,787**	17,550,849

Available for sale investments (except for Alternatifbank) are carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be realiably measured by alternative valuation methods. Shares of Alternatifbank are traded on the İstanbul Stock Exchange, and the Group carried the shares of Alternatifbank at fair value based on the average of the weighted average prices in the last five days on the İstanbul Stock Exchange prior to March 31, 2004. As a result, a valuation income of TL 3,203,405 is recognized in 'Other Operating Income' in the unaudited consolidated income statement for the three-month period ended March 31, 2004.

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

7. PROPERTY, PLANT AND EQUIPMENT

For the three-month period ended March 31, 2004, additions and disposals of property, plant and equipment are as follows :

	Additions	Disposals (net)
Land and land improvements	-	(31,339)
Buildings	540,737	-
Infrastructure	-	(7,867)
Machinery and equipment	3,939,269	(1,359,290)
Motor vehicles	1,435,871	(127,716)
Furniture and fixtures	6,226,417	(145,579)
Other tangible assets	581,898	-
Construction in progress	19,459,678	(929,546)
Others	9,376	(69,745)
	32,193,246	**(2,671,082)**

1) Borrowing costs

Borrowing costs capitalized as property, plant and equipment amounted to TL 19,669 during the three-month period ended March 31, 2004.

2) Impairment losses

During the three-month period ended March 31, 2004, an impairment loss of TL 371,527 is recognised.

3) Pledge on tangible assets

Refer to Note 10 for pledge on tangible assets.

8. INTANGIBLE ASSETS

For the three-month period ended March 31, 2004, additions and disposals of intangible assets were as follows:

	Additions	Disposals (net)
Rights	16,378	(32,220)
Other intangible assets	456,378	-
	472,756	**(32,220)**

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

9. RELATED PARTY BALANCES AND TRANSACTIONS

For the purposes of the unaudited consolidated interim financial statements, the shareholders of the Company and its consolidated subsidiaries or their associates and the companies, which are identified to be controlled by/associated with them, are referred to as related parties.

(1) Balances with Related Parties

Balances with related parties are separately classified in the financial statements.

(2) Transactions with Related Parties

The most significant transactions with related parties during the three-month period ended March 31, 2004 are as follows:

a) Purchases of goods and other charges:	
Mutena Maltery (2)	2,170,178
AEH (5)	1,609,730
Oyex Handels GmbH(1)	1,386,045
Anadolu Endüstri Holding und Co. KG (AEH Münih) (1)	1,184,202
Alternatif Finansal Kiralama A.Ş. (A Leasing) (1)	179,400
Efes Turizm İşletmeleri A.Ş. (Efes Tur) (1)	68,515
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (Anadolu Isuzu) (1)	92,134
Çelik Motor Ticaret A.Ş. (1)	218,303
Efes Pilsen Spor Klübü (1)	9,014,799
Anadolu Bilişim Hizmetleri A.Ş (1) (2)	1,239,062
Others	11,588
	17,173,956
b) Financial income/(expense), net:	
Alternatifbank (2)	1,615,746
AEH (5)	(1,854,002)
Interbrew Efes (4)	22,292
Others	(3,932)
	(219,896)
c) Sales of goods and services included in other income:	
CC Shymkent (3)	100,969
AEH (5)	69,653
Others	190,981
	361,603

(1) Related party of Yazıcılar A.Ş., a shareholder.
(2) Available for sale investment of the Company
(3) A related party of Efes Sınai.
(4) A jointly controlled entity.
(5) Shareholder of the Company.

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

10. BORROWINGS

For the three-month period ended March 31, 2004, additions, and repayments of borrowings are as follows:

	Short-Term	Long-Term
Balance as of December 31, 2003	127,588,088	158,340,104
New loans	13,283,407	203,249
Interest capitalized on tangible assets	-	19,669
Interest expense	1,252,063	1,655,240
Repayments, including interest payments	(24,006,392)	(8,623,797)
Foreign exchange gains	(4,153,285)	(1,991,114)
Currency translation differences	(2,868,381)	(14,388,670)
Monetary gain	(4,174,641)	(2,160,567)
Total	106,920,861	133,054,115
Current portion of long-term borrowings	42,552,909	(42,552,909)
Long-term debt net-of current portion	**149,473,770**	**90,501,206**

The ability of Efes Moscow and Efes Karaganda to declare dividends to EBI, their shareholder, is subject to prior consent of the EBRD under the provisions of the loan agreements.

As of March 31, 2004, TL 146,750,667 (2003 – TL 163,231,383) of the total borrowings are secured with the followings:

i) Azerbaijan CC has pledged certain items of equipment with gross carrying amount of TL 4,508,201 to Varoise De Concentres S.A. as collateral in connection with payables arising from concentrate purchases made. Due to the possibility of financial institution's calling the loan back, TL 764,480 originally due in 2005 has been classified as a short-term borrowing.

ii) Borrowings of Rostov Beverage C.J.S.C. (Rostov – a subsidiary) amounting to TL 8,830,917 are guaranteed by EBI.

iii) In addition, related with foreign subsidiaries:

- Certain fixed assets amounting to TL 23,026,182,
- Property of Mutena Maltery, which is one of the Company's investment, amounting to TL 5,523,137,
- Cash collaterals amounting to TL 24,871,162,
- Efes Moscow and Efes Karaganda's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow and Efes Karaganda's property; 43% of Efes Moscow's shares held by EBI,
- All shares of Efes Karaganda held by EBI.
- Notes amounting to TL 251,767,
- Inventory amounting to TL 8,452,550,
- A letter of guarantee amounting to TL 14,814,909 provided by EBI,
- A letter of guarantee amounting to TL 26,225,720 provided by Anadolu Efes.

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

11. GOING CONCERN

Azerbaijan CC had net current liabilities of TL 9,518,625 at March 31, 2004. Azerbaijan CC is dependent on the positive cash flows to enable it to meet its liabilities as they fall due. The required funding will be available in the form of positive cash flows from Azerbaijan CC's activities in the future, as well as the continued support of Efes Sınai.

The payment of debt outside of Turkmenistan is subject to the permission of the governmental authorities. The governmental authorities rarely approve the transfer of money out of the country. Therefore, Turkmenistan CC could not pay its debts to foreign suppliers. Furthermore, Turkmenistan CC has an accumulated deficit amounting to TL 12,809,953 as of March 31, 2004 (including the current period income of TL 100,969), and its current liabilities exceed its current assets as of the same date. These factors, among others, indicate the existence of a material uncertainty which may cast significant doubt on Turkmenistan CC's ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business. The recent economical improvements such as considerable amount of conversions with official foreign exchange rate and more structured trading activities with the government supports are helpful in order to sustain the operations of Turkmenistan CC as healthy and profitable. Therefore, Turkmenistan CC will continue its operations in Turkmenistan and it is anticipating profits in the coming years.

Rostov, a subsidiary of Efes Sınai, has an accumulated deficit amounting to TL 59,407,812 and a negative shareholder's equity amounting to TL 3,033,005 as of March 31, 2004, (including the current period income of TL 253,078) and its current liabilities exceed its current assets by TL 8,014,580 as of the same date.

12. SUBSEQUENT EVENTS

Initial Public Offering of CCI

In the Ordinary General Meeting of CCI on May 14, 2004, it was decided to increase the historic issued capital from TL 223,681,529 to TL 245,000,000 and to float the increased company shares in an initial public offering by restricting the pre-emptive rights of existing shareholders. Certain portion of existing shares of some shareholders will also be floated. Anadolu Efes will not make share sale in relation with this public offering.

Purchase of CCI shares from AEH

On March 25, 2004, the Board of Directors of the Company has taken a decision to purchase the CCI shares from AEH (shareholder of the Company), which compose 5% of CCI share capital. Consequently, the shareholding percentage of the Company will increase from %33.33 to %38.33. Purchase price will be determined according to unit price resulted in the public offering of CCI as explained above. Transfer of shares will take place after determination of the final public offering price of CCI and payment will be done in cash.

Initial Public Offering of EBI

On May 13, 2004, the Board Directors of EBI has taken a decision to increase the share capital of the Company from EUR 122,323,800 to EUR 148,000,000 and to float the increased company shares in an initial public offering in London Stock Exchange by restricting the pre-emptive rights of existing shareholders. Anadolu Efes will not make share sale in relation with this public offering. Certain portion of existing shares of other shareholders will also be floated during the public offering.

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

12. SUBSEQUENT EVENTS (continued)

Dividend Distribution

In the Ordinary General Annual Meeting of the Company held on May 14, 2004, it was decided to distribute gross amount of TL 84,657,614 as dividend from the 2003 profit in cash. Also, it was decided to distribute dividend gross amount of TL 1,374,411 to the holders of founder shares, and gross amount of TL 3,367,306 to the members of the Board of Directors of the Company. Remaining profit after legal reserves will be classified to extraordinary reserves and the dividend distribution will begin after June 14, 2004.

Acquisition of Efes Ukraine shares

In May 2004, the Company decided to acquire 13% of Efes Ukraine shares from its minority shareholders.

Capital increase at Efes Ukraine

In May 2004, share capital of Efes Ukraine was decided to be increased by TL 12,916,167, in which the portion of EBI will be TL 6,586,590.

Efes Sınai and its subsidiaries:

On March 18, 2004, the Group signed an agreement with a third party to buy a further 0.93% of the shares of the existing subsidiary Almaty CC from a third party for a consideration of TL 407,810. The purchase price is equal to the nominal value of shares purchased. The purchase of Almaty CC's shares was formalized in May 2004 together with the re-register of Almaty CC in Almaty Department of Justice and transfer of the first installment of the sale price to the third party.

13. WRITE-DOWN OF INVENTORIES

During three-month ended, March 31, 2004, TL 1,003,134 of loss from write-down of inventories and TL 87,856 of income from reversal of provision for inventory recognized in the consolidated income statement.

14. DOUBTFUL RECEIVABLES

During the three-month period ended, March 31, 2004, TL 511,254 of loss for doubtful receivables provision and TL 393,380 of income from reversal of provision for doubtful receivables recognized in the consolidated income statement.

15. SUPPLEMANTARY SALES INFORMATION

In the interim period between January 1, and March 31, 2004 and in the year 2003, the amount of sales tax accrued over beer sales by the Company in Turkey is TL 103,232,010 and TL 283,102,622, respectively.

(Currency – In millions of TL in equivalent purchasing power at March 31, 2004, unless otherwise indicated)

16. SEGMENTAL INFORMATION

Geographical and Business Segments: For management purposes, the Group is organized into two major geographical areas. These areas are the basis upon which the group reports its primary segment information. Business segment is presented as secondary segment.

Geographical Segment

Information per geographical segments as of March 31, 2004 is as follows:

	March 31, 2004			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Revenues				
External Sales	131,140,490	108,624,191	-	239,764,681
Intersegment Sales	1,053,106	-	(1,053,106)	-
Total Revenue	**132,193,596**	**108,624,191**	**(1,053,106)**	**239,764,681**
Segment Result	**81,039,340**	**46,506,916**	-	**127,546,256**

Business Segment

	Sales Revenue by Business Segments
	March 31, 2004
Beer	222,952,433
Soft Drinks	19,058,481
Eliminations	(2,246,233)
Total	**239,764,681**